Exhibit 3
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For Immediate Release                                                5 July 2007


                                  ANNOUNCEMENT
                              WPP Group plc ("WPP")


"WPP will be announcing its 2007 interim results on Friday, 17 August 2007 in respect of the six months ended 30th June 2007."


Contact:
Feona McEwan, WPP                                         T. +44 (0)20 7408 2204
www.wpp.com
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